SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 1)*

AVI BIOPHARMA, INC.
 (Name of Issuer)

Common Stock, par value $.0001 per share
 (Title of Class of Securities)

637184108
 (CUSIP Number)

Gary T. Moomjian, Esq.
Moomjian, Waite, Wactlar & Coleman, LLP
100 Jericho Quadrangle, Suite 225
Jericho, New York 11753
(516) 937-5900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637184108	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: George W. Haywood

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		8,804,799 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,000,000 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,804,799 (1)

WITH	10	SHARED DISPOSITIVE POWER:

1,000,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,804,799

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) (2)	Includes 1,475,673 shares underlying warrants. Represents shares owned by spouse, Ms. Haywood.

CUSIP No. 637184108	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS: Cheryl Haywood

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,804,799 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000,000

WITH	10	SHARED DISPOSITIVE POWER:

8,804,799 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,804,799

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)           Represents shares owned by spouse, Mr. Haywood.  Includes 1,475,673 shares underlying warrants.

CUSIP No. 637184108	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS: Rockall Emerging Markets Master Fund Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,566,730 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,566,730 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,566,730

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)           Includes 631,034 shares underlying warrants.

CUSIP No. 637184108	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS: Meldrum Asset Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,566,730 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,566,730 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,566,730

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Includes 631,034 shares underlying warrants.

CUSIP No. 637184108	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS: Con Egan

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,566,730 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,566,730 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,566,730

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)           Includes 631,034 shares underlying warrants.

CUSIP No. 637184108	Page 7 of 9 Pages

1	NAMES OF REPORTING PERSONS: Conor O’Driscoll

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,566,730 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,566,730 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,566,730

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)           Includes 631,034 shares underlying warrants.

This Amendment No. 1 hereby amends and supplements the Schedule 13D filed by George W. Haywood, Cheryl Haywood, Rockall Emerging Markets Master Fund, Meldrum Asset Management, LLC (“Meldrum”), Mr. Con Egan and Mr. Conor O’Driscoll (all collectively referred to as the “Filers”) with the Securities and Exchange Commission on March 16, 2010 (the “Schedule 13D”), with respect to the common stock, par value $.0001 per share, of AVI BioPharma, Inc. (the “Company”).  Items 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4.	Purpose of Transaction

As reflected in the Schedule 13D, on March 16, 2010, George W. Haywood, Cheryl Haywood and Meldrum requested that the Company call a special shareholders meeting to (1) remove certain members of the Company’s board of directors (“Board”) and (2) elect new directors to the Board to fill vacancies left by removal of directors.  Subsequent thereto, certain of the Filers and representatives of the Company engaged in discussions concerning the request.  As a result of such discussions, the Company and the Filers, among others, entered into a Settlement Agreement, dated as of April 20, 2010 (the “Settlement Agreement”).   Pursuant to the terms of the Settlement Agreement, the Filers withdrew their request for a special shareholders meeting.  As of the date of the Settlement Agreement, the Filers disbanded as a group, to the extent that they may have been deemed to be a group.

The Settlement Agreement provides for, among other things, the resignation of Leslie Hudson as the Company’s Chief Executive Officer and as a director, and one of the Company’s directors, K. Michael Forrest.  The Company will appoint J. David Boyle II, the Company’s current Senior Vice President and Chief Financial Officer, as the Company’s interim or acting Chief Executive Officer. The Settlement Agreement provides for the appointment of Anthony R. Chase to serve as a director of the Company to fill the vacancy created by Mr. Hudson's resignation.  In connection with the Company’s 2010 annual meeting of shareholders, the Company’s slate of nominees for director shall not include current directors Michael D. Casey and Christopher S. Henney.

For a period of one year, the Filers agreed not to engage in the solicitation of any proxy relating to the voting of the Common Stock and not to take certain actions relating to the Board of Directors or management of the Company.  For a period of six months, the Filers also agreed not to acquire beneficial ownership of additional shares of Common Stock if such acquisition would cause their beneficial ownership to exceed certain thresholds as set forth in the Settlement Agreement.

The foregoing description is qualified by reference to the Settlement Agreement, a copy of which is included as Exhibit 1 hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The information set forth in Item 4 above is incorporated herein by reference.  Except as set forth in Item 4 above, the Filers have no contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Settlement Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2010

/s/ George W. Haywood
George W. Haywood

/s/ Cheryl Haywood
Cheryl Haywood

ROCKALL EMERGING MARKETSMASTER FUND LTD. By: Meldrum Asset Management, LLC Its Investment Manager

By:	/s/ Con Egan
Name:	Con Egan
Title:	Manager

MELDRUM ASSET MANAGEMENT, LLC

By:	/s/ Con Egan
Name:	Con Egan
Title:	Manager

/s/ Con Egan
Con Egan

/s/ Conor O’Driscoll
Conor O’Driscoll

EXHIBIT INDEX

Exhibit No.	Description

1	Settlement Agreement